Exhibit 99.17

Mogo Finance Technology Inc.

Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2017

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statement of Financial Position

(Unaudited)

	March 31,	December 31,
	2017	2016
		(audited)
Assets
Cash and cash equivalents	15,890,964	18,624,141
Loans receivable (Note 4)	60,773,747	61,875,460
Prepaid expenses, deposits and other assets	1,651,040	1,379,790
Deferred cost (Note 6)	717,240	819,702
Investment tax credits	157,500	157,500
Property and equipment (Note 7)	3,846,257	3,921,686
Intangible assets (Note 8)	13,140,828	12,248,522
	96,177,576	99,026,801
Liabilities
Accounts payable and accruals	6,749,159	5,594,432
Other liabilities (Note 9)	1,180,281	1,205,752
Credit facility (Note 10)	45,825,139	45,943,335
Debentures (Note 11)	40,039,673	40,092,033
Derivative financial liability (Note 18)	971,470	489,553
	94,765,722	93,325,105
Shareholders’ Equity
Share capital (Note 12)	45,823,720	45,654,988
Contributed surplus	4,059,594	3,945,226
Deficit	(48,471,460)	(43,898,518)
	1,411,854	5,701,696
	96,177,576	99,026,801

Approved on Behalf of the Board

Signed by “Greg Feller” ,	Director

Signed by “Minhas Mohamed” ,	Director

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statement of Comprehensive Loss

(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2017	2016
Revenue
Loan fees	4,780,530	7,281,942
Loan interest	4,131,769	3,620,651
Other revenues	2,368,544	1,829,642
	11,280,843	12,732,235
Cost of revenue
Provision for loan losses, net of recoveries (Note 4)	2,838,395	4,019,362
Transaction costs	983,983	901,684
	3,822,378	4,921,046
Gross profit	7,458,465	7,811,189
Operating expenses
Technology and development	2,778,659	2,236,059
Customer service and operations	1,941,171	2,044,524
Marketing	1,363,204	2,385,030
General and administration	2,231,365	2,815,052
Total operating expenses	8,314,399	9,480,665
Loss from operations	(855,934)	(1,669,476)
Other expenses
Funding interest expense (Note 10)	1,606,432	1,439,200
Corporate interest expense (Note 11)	1,569,236	1,583,118
Unrealized foreign exchange (gain) loss	(58,683)	(442,757)
Unrealized loss (gain) on derivative liability	481,917	(62,206)
Store closure and related expenses (Note 14)	118,345	1,463,839
Other financing (income) expenses	7,811	2,444
	3,725,058	3,983,638
Loss before income taxes	(4,580,992)	(5,653,114)
Provision/(refund) for income taxes	(8,050)	515

Loss and comprehensive loss	(4,572,942)	(5,653,629)

Loss per share (Note 15)
Basic and fully diluted	(0.250)	(0.311)
Weighted average number of basic and fully diluted common shares	18,298,125	18,163,726

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

(Unaudited)

		Contributed
	Share capital	surplus	Deficit	Total

Balance, December 31, 2016	45,654,988	3,945,226	(43,898,518)	5,701,696
Loss and comprehensive loss	-	-	(4,572,942)	(4,572,942)
Stock based compensation	-	246,305	-	246,305
Conversion of restricted share units (“RSUs”)	168,732	(168,732)	-	-
Amortization of warrants	-	36,795	-	36,795
Balance, March 31, 2017	45,823,720	4,059,594	(48,471,460)	1,411,854

		Contributed
	Share capital	surplus	Deficit	Total

Balance, December 31, 2015	45,314,488	1,517,850	(26,806,501)	20,025,837
Loss and comprehensive loss	-	-	(5,653,629)	(5,653,629)
Stock based compensation	-	264,524	-	264,524
Options exercised	340,500	(93,166)	-	247,334
Issuance of warrants	-	1,263,414	-	1,263,414
Balance, March 31, 2016	45,654,988	2,952,622	(32,460,130)	16,147,480

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Interim Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2017	2016

Cash provided by (used for) the following activities
Operating activities
Loss and comprehensive loss	(4,572,942)	(5,653,629)
Depreciation and amortization	735,290	444,833
Amortization of deferred finance costs	112,009	142,249
Amortization of marketing setup fee	102,462	102,462
Loss on sale of fixed assets	20,454	-
Non-cash store closure cost	118,345	1,180,149
Provision for loan losses	3,298,664	4,295,191
Stock based compensation expense	246,305	264,524
Derivative financial liability fair value adjustment	481,917	(62,206)
Non-cash warrant expense	36,795	63,413
Unrealized foreign exchange (gain) loss	(52,360)	(442,757)
	526,939	334,229
Changes in working capital accounts
Increase in loans receivable	(2,196,951)	(5,224,865)
Prepaid expenses, deposits and other assets	(271,250)	156,064
Deferred cost	-	(1,229,550)
Accounts payable and accruals	1,036,382	1,357,847
Other liabilities	(25,471)	(29,090)

Net cash used in operating activities	(930,351)	(4,635,365)

Investing activities
Purchases of property and equipment	(185,005)	(539,034)
Investment in software	(1,387,616)	(1,597,128)

Net cash used in investing activities	(1,572,621)	(2,136,162)

Financing activities
Credit facility advanced	(230,205)	2,222,514
Options exercised	-	247,334
Issuance of Warrants	-	1,200,000

Net cash provided by financing activities	(230,205)	3,669,848

Increase (decrease) in cash resources	(2,733,177)	(3,101,679)

Cash and cash equivalents, beginning of year	18,624,141	31,723,854

Cash and cash equivalents, end of year	15,890,964	28,622,175

The accompanying notes are an integral part of these financial statements

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

1.	Nature of operations

Mogo Finance Technology Inc. (the "Company") was incorporated under the Business Corporations Act (British Columbia) on August 26, 2003. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “MOGO”.

Mogo – a Vancouver-based financial technology company – is focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans.

2.	Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the “IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2016.

The Company presents its interim consolidated statement of financial position on a non-classified basis in order of liquidity.

These interim consolidated financial statements for the three months ended March 31, 2017 and March 31, 2016 were authorized for issue by the Board of Directors on May 5, 2017.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities including forecasting future cash flows. Management has reviewed their plan with the Directors and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Directors have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) prepared the cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, (ii) global capital markets, and (iii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt and equity funding programmed into the model.

For these reasons, the Company continues to adopt a going concern basis in preparing the interim consolidated financial statements.

Functional and presentation currency

These interim consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries. The interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Finance Trust, Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

All inter-company balances, income and expenses and unrealized gains and losses resulting from inter-company transactions are eliminated in full.

Use of estimates and judgements

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgements have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2016.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

3.	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2016, except for the new policies and adoption of new standards and interpretations effective as of January 1, 2017.

The nature and the impact of each new policy and standard or amendment is described below:

Recently adopted accounting policy

Revenue recognition

During the quarter ended March 31, 2017, we adopted the following policy as a result of launching a new mortgage brokerage product.

Revenue

Revenue is comprised of loan fees related to loan origination, interest on loans outstanding and other revenue. Other revenue is comprised of loan insurance revenues, revenue on our prepaid Visa program, brokerage fees on mortgages, account fees and nonsufficient funds fees and interest.

The Company launched a mortgage brokerage product to its members during the quarter ended March 31, 2017. Brokerage fees on mortgages are recognized once the mortgage is funded by the third party lender.

New IFRS standards and interpretations not yet applied

Certain new standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2018 or later periods that the Company has decided not to early adopt, and which management is currently assessing the impact of. The new IFRS standards not yet applied include:

IFRS 9, Financial Instruments

This standard is part of the IASB’s wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also contains new guidance in relation to impairment and hedge accounting is effective for reporting periods beginning on or after January 1, 2018.

The new impairment standard within IFRS 9 will have the most significant impact on the financial services industry. This new guidance lays out an expected credit loss (ECL) model which requires the recognition of 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on the financial instrument has increased significantly since initial recognition.

The Company is currently analyzing the requirements under IFRS 9 in order to define accounting policy, data and system requirements and develop an appropriate governance framework.

IFRS 15, Revenue from Contacts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. Adoption of IFRS 15 is mandatory and will be effective for the Company beginning on January 1, 2018, with earlier adoption permitted.

The new standard includes a five-step recognition and measurement approach, requirements for accounting for contract costs and enhanced disclosure requirements. The Company is in the process of analyzing the requirements under the new standard. Currently, the Company does not expect the implementation of IFRS 15 to have a material impact on its financial statements.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

3.	Significant accounting policies (Continued from previous page)

IFRS 16, Leases

This standard replaces IAS 17, Leases, and requires lessees to account for leases on the balance sheet by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is assessing the impact of adopting this standard on its financial statements.

IFRS 2, Share-based Payment

Amendments to IFRS 2, Share-based Payment, were issued in June 2016 and are effective for the Company beginning on January 1, 2018. The amendments to IFRS 2 clarify the accounting requirements for certain share-based payment transactions. The Company is assessing the impact of this amendment on its financial statements.

4.	Loans receivable

Loans receivable represent unsecured short-term loans, lines of credit, and installment loans advanced to customers in the normal course of business. The terms of the loans vary from 14-30 days typically for short-term loans, 1 year for lines of credit, and 1-5 years for installment loans. As the installment loans are issued with maturity dates beyond one year, they are considered non-current. The breakdown of the Company’s gross loans receivable as at March 31, 2017 and December 31, 2016 is as follows:

	March 31,	December 31,
	2017	2016
Current	38,866,929	40,000,203
Non-Current	28,681,511	29,186,048
	67,548,440	69,186,251

	March 31,	December 31,
Age analysis of loans receivable	2017	2016
Not past due	61,042,865	61,648,215
1-30 days past due	1,367,976	1,338,269
31-60 days past due	1,092,185	1,204,893
61-90 days past due	972,708	1,223,095
91-120 days past due	901,509	1,066,539
121-150 days past due	1,104,578	1,337,218
151-180 days past due	1,066,619	1,368,022
Greater than 180 days past due	-	-
Gross loans receivable	67,548,440	69,186,251
Allowance for loan losses	(6,774,693)	(7,310,791)
	60,773,747	61,875,460

	March 31,	December 31,
Allowance for loan losses	2017	2016
Balance, beginning of period	7,310,791	6,566,762
Provision for loan losses	3,298,664	16,987,992
	10,609,455	23,554,754
Charge offs	(3,834,762)	(16,243,963)
Balance, end of period	6,774,693	7,310,791

The provision for loan losses expense in the interim consolidated statement of comprehensive loss is recorded net of recoveries for the three months ended March 31, 2017 of $460,269 (three months ended March 31, 2016 - $275,829).

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

5.	Related party transactions

Debenture balances include $ 2,174,771 (December 31, 2016 - $2,638,246) due to related parties, including shareholders, Company officers and management. Interest incurred on related party debenture balances during the three months ended March 31, 2017 totalled $97,119 (three months ended March 31, 2016 - $97,119). Included in loan receivable is $22,050 (December 31, 2016 - $24,555) due from related party.

All transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6.	Deferred cost

The Company and Postmedia Network Inc. (“Postmedia”) have entered into a three year Marketing Collaboration Agreement (the “Postmedia Agreement”) effective January 25, 2016, where Postmedia will provide Mogo with a minimum value of $50 million of promotional commitments in exchange for entering into a revenue sharing arrangement with Mogo. The Postmedia Agreement can be terminated under certain circumstances by either party after the first anniversary. The initial term may be extended by a further two years by mutual consent.

Mogo will be able to use the promotional commitments to market and advertise its products and services across more than 200 of Postmedia’s print, media, and online properties across Canada. During the term of the Postmedia Agreement, Mogo will pay Postmedia a performance based revenue share equal to 4% of its annual revenue up to $50 million and 11% of incremental revenues above $50 million per annum subject to certain adjustments in accordance with the terms and conditions of the Postmedia Agreement. Mogo paid Postmedia a one-time program setup fee of $1,171,000 plus tax, which is being amortized over the life of the Postmedia Agreement. The remaining balance as at March 31, 2017 is $717,240 (December 31, 2016 - $819,702)

7.	Property and equipment

	Computer	Furniture and	Leasehold
	equipment	fixtures	improvements	Total

Cost
Balance at December 31, 2015	1,903,990	1,799,332	2,385,965	6,089,287
Additions	422,588	20,787	491,256	934,631
Disposal	(259,991)	(235,486)	(284,502)	(779,979)
Balance at December 31, 2016	2,066,587	1,584,633	2,592,719	6,243,939
Additions	136,111	21,332	27,562	185,005
Disposal	-	(36,759)	(147,364)	(184,123)
Balance at March 31, 2017	2,202,698	1,569,206	2,472,917	6,244,821
Accumulated depreciation
Balance at December 31, 2015	865,673	569,565	415,032	1,850,270
Additions	366,220	242,088	431,099	1,039,407
Disposal	(200,566)	(199,566)	(167,292)	(567,424)
Balance at December 31, 2016	1,031,327	612,087	678,839	2,322,253
Additions	80,376	49,068	110,536	239,980
Disposal	-	(32,109)	(131,560)	(163,669)
Balance at March 31, 2017	1,111,703	629,046	657,815	2,398,564
Net book value
At December 31, 2016	1,035,260	972,546	1,913,880	3,921,686
At March 31, 2017	1,090,995	940,160	1,815,098	3,846,257

Depreciation of Leasehold improvements are included in General and Administration expenses. Depreciation expense for all other property and equipment are included in technology and development costs. The carrying value of assets not being depreciated is $46,600 (December 31, 2016 - $429,264).

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

8.	Intangible assets

	Internally	Internally
	generated –	generated –	Vendor
	Completed	In Process	Purchases	Total

Cost
Balance at December 31, 2015	2,300,598	6,310,936	3,259,362	11,870,896
Additions	-	6,314,594	87,108	6,401,702
Disposal	-	-	(6,801)	(6,801)
Transfers	6,292,405	(6,292,405)	-	-
Balance at December 31, 2016	8,593,003	6,333,125	3,339,669	18,265,797
Additions	-	1,382,366	5,250	1,387,616
Disposal	-	-	-	-
Transfers	2,922,732	(2,922,732)	-	-
Balance at March 31, 2017	11,515,735	4,792,759	3,344,919	19,653,413
Accumulated depreciation
Balance at December 31, 2015	2,300,598	-	2,718,850	5,019,448
Additions	822,241	-	181,739	1,003,980
Disposal	-	-	(6,153)	(6,153)
Balance at December 31, 2016	3,122,839	-	2,894,436	6,017,275
Additions	460,757	-	34,553	495,310
Disposal	-	-	-	-
Balance at March 31, 2017	3,583,596	-	2,928,989	6,512,585
Net book value
At December 31, 2016	5,470,164	6,333,125	445,233	12,248,522
At March 31, 2017	7,932,139	4,792,759	415,930	13,140,828

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets is included in technology and development costs.

For definite life intangibles not in use, impairment testing is performed annually and was performed as at December 31, 2016. The impairment test consisted of comparing the carrying value of assets within the CGU to the recoverable amount of that CGU as measured by discounting the expected future cash flows using a value in use approach. The discounted cash flow model was based on historical operating results, detailed sales and cost forecasts over a five-year period and a pre-tax discount rate used on the forecasted cash flows of 11.06%.

9.	Other liabilities

	March 31,	December 31,
	2017	2016

Deferred lease incentive	430,281	455,752
Marketing incentive	750,000	750,000

	1,180,281	1,205,752

Deferred lease inducement relates to incentive provided by the landlord for our corporate office in Vancouver. Marketing incentive relates to the funds provided by one of our partners for joint marketing efforts.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

10.	Credit facility

The Company currently has two credit facilities, the “Credit Facility - ST”, which is used to finance the Company’s Zip and Mini loan products, and the “Credit Facility - Liquid”, which is used to finance the Company’s Liquid loan products.

On February 24, 2015, the Company entered into the Credit Facility – ST, which consists of a term loan that authorizes an operating line for a maximum of $30 million. During the year ended December 31, 2016, the maturity date for this credit facility was extended from February 24, 2017 to July 2, 2018. The amount drawn on the facility as at March 31, 2017 was $24,722,398 (December 31, 2016 – $25,318,596) with unamortized deferred financing costs of $144,447 (December 31, 2016 – $173,336) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 13.00% (with a LIBOR floor of 2.00%), with an additional 0.50% charged on the unused portion of the facility. As at March 31 2017, LIBOR was 0.982% (December 31, 2016 – 0.770%). Interest expense on the Credit Facility - ST is included in funding interest expense in the consolidated statement of comprehensive loss.

On September 1, 2015 the Company entered into the Credit Facility – Liquid through a special purpose entity called Mogo Finance Trust. The Credit Facility – Liquid consists of a term loan that authorizes an operating line for a maximum of $50 million and matures on August 31, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at March 31, 2017 was $22,383,162 (December 31, 2016 – $22,017,169) with unamortized deferred financing costs of $1,135,974 (December 31, 2016 – $1,219,094) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%). As at December 31, 2016, LIBOR was 0.982% (December 31, 2016 – 0.770%). Interest expense on the Credit Facility - Liquid is included in funding interest expense in the interim condensed consolidated statement of comprehensive loss. During the year ended December 31, 2016, the credit facility agreement was amended to remove the financial covenant of achieving positive net income in Q1 2017 and each fiscal year thereafter.

Both credit facilities are subject to a number of financial covenants, including: (1) the Company maintaining a minimum tangible net worth, (2) the Company maintaining a minimum aggregate of investments in cash and cash equivalents, and (3) the Company maintaining a maximum debt to tangible net worth. The financial covenants came into effect upon issuance of the existing facility. As of March 31, 2017 and December 31, 2016, the Company is in compliance with these covenants.

11.	Debentures

Debentures require interest only payments and bear interest at monthly rates ranging between 1.00 % and 1.52% (2016 – 1.00% and 1.52%) with principal amounts due at various periods up to December 23, 2021. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the maturity date of such debentures to the earlier of, the repayment of the Credit Facility – ST or July 2, 2018, the maturity date of such credit facility. In the event that the credit facility is repaid before the maturity date, and existing debentures have not previously extended their maturity date, then $9,546,958 of the balance listed with a current repayment date in 2018 will be repaid in 2017 and $2,848,032 will be repaid in 2018 prior to July 2, 2018.

Interest expense on the debentures is included in corporate interest expense in the consolidated statement of comprehensive loss. Debentures are subordinated to the credit facility and are secured by the assets of the Company and subject to renewal at the option of the lender.

12.	Share capital

The Company’s common shares have no par value and the authorized share capital is comprised of an unlimited number of common shares, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares.

Issued and outstanding share capital:

	Number of
	shares	Amount

Common shares
Balance, December 31, 2015	18,162,432	45,314,488
Shares issued on exercise of options	117,778	340,500
Balance, December 31, 2016	18,280,210	45,654,988
Shares issued on exercise of RSUs	18,748	168,732
Balance, March 31, 2017	18,298,958	45,823,720

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

13.	Expenses by nature

	For the three months ended
	March 31,	March 31,
	2017	2016
Personnel expense	5,859,066	6,192,836
Depreciation and amortization	735,290	444,833
Premises	269,096	416,629

14.	Store closure and related expenses

Effective March 8, 2016, the Company closed all eight legacy retail stores to align operations with Mogo’s strategic goal of building the leading digital financial brand in Canada.

As a result of these closures, the Company incurred $326,044 in one-time cash closure costs. Of these costs, $283,690 was recorded in Q1 2016 and the remaining amount of $42,354 was recorded in Q2 2016.

For non-cash closing costs, the Company recorded a liability associated with the terminated lease agreements in the amount of $966,941 and $213,208 of related property and equipment was written-off. As of March 31, 2017, the liability associated with the terminated lease agreements is $658,787 (December 31, 2016 - $622,914).

During the three months period ended March 31, 2017, the Company relocated one of its offices, and recorded a liability associated with the terminated lease agreements of its old location in the amount of $118,345.

15.	Loss per share

Loss per share is based on the consolidated loss for the period divided by the weighted average number of shares outstanding during the period. Diluted loss per share is computed in accordance with the treasury stock method and based on the weighted average number of shares and dilutive share equivalents.

The calculated weighted average number of common shares issued and outstanding are based on the post share consolidation common shares for all periods presented.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	For the three months ended
	March 31,	March 31,
	2017	2016
Loss attributed to shareholders	(4,572,942)	(5,653,629)
Basic weighted average number of shares	18,298,125	18,163,726
Basic and diluted loss per shares	(0.250)	(0.311)

The outstanding stock options and warrants were excluded from the calculation of the above diluted loss per share because their effect is anti-dilutive.

16.	Fair value of financial instruments

The fair value of cash and cash equivalents, current loans receivable, accounts payable and accruals, is approximated by their carrying amount due to their short-term nature.

The fair value of the Company’s non-current loans is determined by discounting expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms, which are classified as Level 3 input within the fair value hierarchy.

The fair values of the Company’s debentures are estimated using discounted cash flows based upon the Company’s current borrowing rates for similar borrowing arrangements, which are classified as Level 2 inputs within the fair value hierarchy. The carrying values of debentures approximates its fair value as new debt granted with similar risk profiles bear similar rates of return.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

16.	Fair value of financial instruments (Continued from previous page)

The fair values of the Company’s derivative financial liability is determined using the Black Scholes fair value methodology using Level 2 inputs.

Management has determined that the fair values of the credit facilities do not materially differ from its carrying values as the facilities are subject to a floating interest rate, affecting current market conditions, and there have been no significant changes in the Company’s risk profile since issuance of the credit facilities.

	March 31, 2017			December 31, 2016
		Total Carrying	Favorable		Total Carrying	Favorable
	Total Fair Value	Value	/(Unfavorable)	Total Fair Value	Value	/(Unfavorable)
Loans Receivable – Non-Current (Level 3)	31,144,547	28,681,511	2,463,036	31,797,899	29,186,048	2,611,851

Assets and liabilities recorded at fair value in the statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

•	Level 2: Quoted prices in markets that are not active or inputs that are observable either directly (i.e., as prices) or indirectly (i.e. derived from prices). Level 2 inputs include quoted prices for assets in markets that are considered less active.

•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

17.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks, as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these condensed financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services.

However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on-going credit evaluations, aging of loans receivable, payment history, and allows for uncollectible amounts when determinable to mitigate this risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

17.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The maximum exposure to liquidity risk is represented by the carrying amount of accounts payable and accruals, credit facilities and debentures which at March 31, 2017 total $93,894,392 (December 31, 2016 – $93,022,230).

The following table summarizes the Company's financial liabilities with corresponding maturity:

	Less than
	1 year	1-3 years	3-5 years	Total
Accounts payable and accruals	6,749,159	-	-	6,749,159
Credit facilities	-	24,722,398	22,383,162	47,105,560
Debentures	-	36,853,995	3,185,678	40,039,673
Total	6,749,159	61,576,393	25,568,840	93,894,392

Foreign currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars:

	March 31,	December 31,
	2017	2016
Cash	$50,014	$65,371
Debentures	$4,770,000	$4,870,000

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bears interest that fluctuates with LIBOR. As LIBOR is currently at 0.982% as at March 31, 2017 (December 31, 2016 - 0.770%) and the credit facility has a LIBOR floor of 2%, a 0.50 basis point change in LIBOR would not increase or decrease funding interest expense. The debentures have fixed rates of interest.

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. The cash flows associated with financial instruments of the Company are not exposed to other price risk.

18.	Share-based compensation

(a)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. On June 8, 2016, the Company’s shareholders approved an amendment to the Plan to change the Plan from having a fixed maximum of 1,700,000 common shares issuable to a rolling maximum number of common shares issuable expressed as a percentage set at 15% of the number of common shares issued and outstanding. The Board sets an exercise price at the time that an option is granted under the Plan.

On July 26, 2016, the TSX confirmed that it has listed and reserved an additional 1,159,809 common shares of the Company for issuance upon the exercise of options granted under the Plan.

Each option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of expiry, based on a maximum term of eight years.

Total share-based compensation costs for the three months period ended March 31, 2017 were $246,305 (three months period ended March 2016 - $264,524).

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

18.	Share-based compensation (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

		Weighted	Weighted
		Average Grant	Average		Weighted Average
	Options	Date Fair	Exercise	Options	Exercise
	Outstanding	Value $	Price $	Exercisable	Price $
As at December 31, 2015	1,505,909		5.17	567,343	2.44
Options granted	1,127,035	0.63	1.89
Exercised	(117,778)	0.79	2.10
Forfeited	(212,830)	1.12	3.56
As at December 31, 2016	2,302,336		3.50	766,545	4.01
Options granted	161,550	1.31	2.60
Forfeited	(22,017)		1.22
As at March 31, 2017	2,441,869		3.46	862,165	4.09

The above noted options have maturity dates ranging from November 2021 to December 2024.

These options generally vest either immediately or annually over a three to four year period. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment. The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the three months	For the year ended
	ended March 31, 2017	December 31, 2016
Exercise price	$1.89 – 3.21	$1.89 – 3.21
Grant date fair value	$0.49 – 1.31	$0.49 – 1.17
Risk-free interest rate	1.21%	0.53 – 1.35%
Expected life	5 years	5 years
Expected volatility in market price of shares	50%	40-50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

b)	Warrants

		Weighted	Weighted
		Average Grant	Average		Weighted Average
	Warrants	Date Fair	Exercise	Warrants	Exercise
	Outstanding	Value $	Price $	Exercisable	Price $
As at December 31, 2015	181,656		4.89	181,656	4.89
Warrants granted	1,696,120	1.23	2.69
As at December 31, 2016	1,877,776		2.90	881,009	2.84
As at March 31, 2017	1,877,776		2.90	881,009	2.84

The 1,877,776 warrants noted above have maturity dates ranging from February to September, 2025.

On January 25, 2016, in connection with the Postmedia Agreement, Mogo has issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50%, of the warrants vest in equal instalments over three years while the remaining 50% vest in three equal instalments based on Mogo achieving certain quarterly revenue targets. The initial fair value of these warrants is recognized as contributed surplus over the vesting period. Mogo received $1.2 million for the warrants.

Mogo Finance Technology Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

18.	Share-based compensation (Continued from previous page)

On December 14, 2016, the Company’s board of directors approved certain amendments into a Credit Facility – Liquid. The amendments include an extension of the origination period until December 31, 2017 (the facility's Maturity date remains due in September 2020), an increase in the effective advance rates, certain improvements to the financial covenants, changes to the manner in which the interest rates therein are calculated and certain other minor amendments to related agreements (the "Facility Amendments").

In connection with the Facility Amendments, the board of directors has also approved an amendment to the exercise price of the outstanding warrants to purchase 83,333 common shares originally issued on September 1, 2015 (the "Existing Warrants") to Drawbridge Special Opportunities Fund LP, an affiliate of Fortress Credit Co LLC (the "Holder") and the issuance of additional warrants to purchase up to 500,000 common shares (subject to customary anti-dilution provisions) to the Holder, which are exercisable for a period of five years from the date of issuance (the "New Warrants"). The exercise price of the New Warrants is $2.05. A net equity settlement option based on share prices on the open market at the time of the transaction and the exercise price attached to the outstanding warrants is treated, per IFRS Fair Value Measurement requirements, as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of loss.

The exercise price of the Existing Warrants will be amended to $2.05, which price is greater than the five-day volume weighted average price of Mogo's common shares listed on the Toronto Stock Exchange (the "TSX") as of the date of the warrant amendment agreement. The amendment of the Existing Warrants will become effective on December 30, 2016.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

For the three
	months period	For the year
	ended March 31,	ended December
	2017	31, 2016

Exercise price	$2.05 – 2.96	$2.05 – 2.96
Risk-free interest rate	0.64 - 1.63%	0.64 - 1.58%
Expected life	2-10 years	2-10 years
Expected volatility in market price of shares	50 - 55%	50 - 55%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

(c)	Restricted share units

RSUs are granted to executives and other key employees. The value of an RSU at the grant date is equal to the value of one of the Company’s common shares. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum aggregate number of common shares issuable from treasury by the Company pursuant to the RSU Plan is 200,000.

Details of outstanding RSUs as at March 31, 2017 are as follows:

Number of RSUs
Outstanding, December 31, 2015	100,000
Granted	73,374
Expired	(28,127)
Outstanding, December 31, 2016	145,247
Converted	(18,748)
Outstanding, March 31, 2017	126,499